UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

The exhibit to this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2024 (File No. 333-278529).

Exhibit Index

Exhibit	Description

5.1	Opinion of Torys LLP as to matters of New York, Ontario and Alberta law, dated June 5, 2024.

23.1	Consent of Torys LLP (included as part of Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: June 5, 2024	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary